Contact:	Salah Mahyaoui : + 33 (0)6 73 68 78 88 salah.mahyaoui@sanofi-aventis.com

New clinical data show enoxaparin significantly reduces the risk of repeat heart attacks and stroke
in patients undergoing percutaneous coronary intervention (PCI)

- Results of the PCI-ExTRACT sub-study -

Barcelona, 4 September, 2006 - Results of the PCI-ExTRACT-TIMI 25 study announced today at the World Congress of Cardiology-European Society of Cardiology 2006 in Barcelona, showed that among patients with ST-segment elevation myocardial infarction (STEMI) who initially received fibrinolytic therapy and adjunctive antithrombotic therapy with either enoxaparin or unfractionated heparin and subsequently underwent PCI, the enoxaparin strategy reduced the risk of death or recurrent heart attacks during the treatment phase before PCI and this benefit persisted after PCI for up to 30 days. Fewer patients in the enoxaparin group had to undergo PCI compared to those in the UFH group.

These advantages of enoxaparin were observed without an increase in the risk of major bleeding between the enoxaparin and UFH groups (1.4% and 1.6% respectively).

The PCI-ExTRACT-TIMI 25 study was a pre-planned prospective analysis of the subgroup of the 4,676 patients in the ExTRACT-TIMI 25 (Enoxaparin and Thrombosis Reperfusion for Acute Myocardial InfarCtion Treatment, Thrombosis In Myocardial Infarction - Study 25) trial* . The ExTRACT-TIMI 25 trial was a randomized controlled clinical study of 20,479 patients in 48 countries between October 2002 and October 2005.

Patients in the PCI-ExTRACT-TIMI 25 study received adjunctive anticoagulation therapy with either enoxaparin or UFH in a blinded fashion during fibrinolysis and underwent subsequent PCI. Anticoagulation treatment was continued in those patients who had PCI. The aim of the study was to determine whether enoxaparin was associated with superior efficacy and safety compared to UFH in the PCI setting. The main outcomes were death or repeat heart attacks through 30 days (10.7% of the enoxaparin and 13.8% of the UFH patients, 0.77 relative risk, 95% CI 10%-34%; p=0.001) . Secondary outcomes included stroke and bleeding rates. There were fewer strokes both before and after PCI among patients treated with enoxaparin compared with those who received UHF (0.3% vs 0.9%, RR 0.30, p=0.006) .

“We believe that these results are important because they show that enoxaparin is a more effective treatment for STEMI patients undergoing PCI compared to UFH, the current standard treatment of care. These results indicate that adding enoxaparin for anticoagulation supports a practice pattern in which PCI is performed at some time following fibrinolytic administration. As the use of enoxaparin

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* Antman EM et al. N Eng J Med 2006; 354:1477-88

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Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.: +33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com both delays the onset and reduces the occurrence of repeat heart attacks, the window of opportunity to perform PCI following fibrinolytic administration is larger than that with UFH.” said C. Michael Gibson, MS, MD of the TIMI Study Group, Harvard Medical School, Boston Massachusetts.

“Moreover, not only does enoxaparin provide a seamless transition to the catheterisation laboratory without the need for additional antithrombin inhibition, it also removes the need for monitoring in the catheterisation laboratory, thereby offering an attractive and more practical alternative to the cumbersome and uncertain administration requirements of UFH anticoagulation.” added Dr Gibson.

With more than 1 million PCI procedures now performed worldwide each year**, the PCI- ExTRACT-TIMI 25 results are timely to address unmet needs in medical therapy in the contemporary era of PCI. Unfractionated heparin has been the mainstay anticoagulant during PCI procedures, despite its limitations. The PCI-ExTRACT-TIMI 25 study confirms that enoxaparin is an effective, safe, and easy to use antithrombin in patients undergoing PCI for ST-elevation heart attack.

These results, consistent with the results of the STEEPLE*** study showing the superior safety profile of enoxaparin versus UFH in patients undergoing elective PCI, contribute to building a more complete picture of the use of enoxaparin in all thrombosis settings, and further add to the 50,000 patients who have participated in cardiovascular trials of enoxaparin to date.

The PCI-ExTRACT-TIMI 25 study was sponsored by sanofi-aventis.

About percutaneous coronary intervention (PCI)
PCI is a treatment procedure that unblocks coronary arteries that have narrowed due to atherosclerosis or atherothrombosis. The procedure restores coronary arterial flow (or coronary perfusion) in an acutely or sub-acutely occluded artery during acute myocardial infarction or unstable angina. PCI includes balloon angioplasty and implantation of intracoronary stent. The main long-term concern of PCI is re-stenosis. However, the use of coated and drug-eluting stents has been shown to reduce this risk.

Primary PCI is defined as intervention in the culprit vessel within 12 hours after the onset of chest pain or other symptoms of acute myocardial infarction, without prior (full or concomitant) thrombolytic or other clot-dissolving therapy. Elective PCI is performed in all other less-urgent cases in patients with coronary artery disease (CAD).

About PCI-EXTRACT TIMI 25 study
The PCI-ExTRACT-TIMI 25 study examined the use of enoxaparin versus unfractionated heparin (UFH) among patients with ST-elevation myocardial infarction (STEMI) who had received fibrinolytic therapy and subsequently underwent percutaneous coronary intervention (PCI). Data on the patients included in the PCI-ExTRACT-TIMI 25 subgroup analysis were collected as part of the EXTRACT-TIMI 25 trial, which was a randomised, double-blind, double-dummy, parallel group, clinical study conducted in more than 20,000 patients in 48 countries between October 2002 and October 2005. It

**    Heart Disease and Stroke Statistics: 2004 Update. Dallas, Texas: American Heart Association; 2003.
***    Montalescot G et al. for the STEEPLE Investigators. Safety and Efficacy of Intravenous Enoxaparin Compared with Unfractionated Heparin in Elective Percutaneous Coronary Intervention: The STEEPLE Randomized Trial. N Engl J Med 2006: In press.

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Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.: +33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com was the largest, well-controlled clinical outcomes trial for enoxaparin, a low molecular weight heparin, in patients with STEMI.

The aim of the PCI-ExTRACT-TIMI 25 study was to determine whether enoxaparin is superior to UFH as adjunctive therapy for fibrinolytic therapy among patients with STEMI who subsequently undergo PCI.

A total of 20,479 subjects for whom fibrinolysis was planned were randomised to a strategy of enoxaparin throughout the index hospitalization or UFH for 48 hours in a double-blind manner. The blinded study drug was continued in the patients who underwent PCI. The primary efficacy end point of death or nonfatal recurrent myocardial infarction through 30 days was compared for enoxaparin vs UFH among those patients who underwent PCI (n=4,676). Net clinical benefit was evaluated by both the composite of all-cause mortality or nonfatal recurrent MI or nonfatal stroke, and death or nonfatal MI or nonfatal major bleed.

About enoxaparin
Enoxaparin is an anticoagulant of the low molecular weight heparin (LMWH) class. Its clinical applications are linked to its antithrombotic properties. It is used to inhibit clot formation in venous or arterial vessels and to avoid potential acute or chronic complications of venous or arterial thrombosis such as pulmonary embolism, myocardial infarction or death of cardiovascular origin. As with all anticoagulants, the most frequently reported side effect for enoxaparin is bleeding. Clinical indications for enoxaparin may vary from one country to another.

About sanofi-aventis
Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines.

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Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.: +33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com

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Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.: +33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174 avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com